UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update in connection with Exercise of Right of First Refusal for Dorad Energy Ltd. Shares

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the exercise of a right of first refusal for 7.5% of the outstanding shares of Dorad Energy Ltd. (“Dorad”) by Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) and following the Company’s immediate reports on Form 6-K submitted to the Securities and Exchange Commission on March 31, 2025, April 7, 2025, May 31, 2025, June 24, 2025, June 30, 2025, July 2, 2025 and July 14, 2025.

The Company hereby updates that on July 14, 2025 the transfer of 10% of Dorad’s shares to The Phoenix Insurance Company Ltd. and its affiliates (together, “The Phoenix”) was consummated. Therefore, the conditions to closing for the sale of 7.5% of Dorad’s shares to Ellomay Luzon Energy are fulfilled. As previously reported, the deadline for consummation of the purchase of Dorad’s shares in connection with the exercise of a right of first refusal is July 22, 2025. As noted in previous filings of the Company, Ellomay Luzon Energy previously notified the selling shareholder that Ellomay Luzon Energy maintains its right to purchase all the shares offered under the right of first refusal should the sale of 7.5% of Dorad’s shares to Edelcom Ltd. (the other Dorad shareholder that exercised its right of first refusal) not be consummated for any reason.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “will,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including delays in the closing of the sale of Dorad’s shares, the non-fulfillment of any of the conditions to closing, changes in market conditions, inability to receive required regulatory approvals, the impact of the war and hostilities in Israel, Gaza and Iran, changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 15, 2025

2